UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Great Spirits Inc.
 (Name of Issuer)

Common Stock, $0.001 par value
 (Title of Class of Securities)

391314101
(CUSIP Number)

Thomas Willis
3107 Fall Creek Highway
Granbury, Texas 76049
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

With  a copy to:

David A. Boillot, Esq., Reitler Kailas & Rosenblatt LLC,
885 Third Avenue, 20th Floor, New York, NY 10022  (212-209-3050)

August 6, 2010
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP N0.: 391314101

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Thomas Willis

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) 00

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) o

6.	Citizenship or Place of Organization – United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power - 2,760,550

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power - 2,760,550

	10	Shared Dispositive Power –-0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person –2,760,550

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) o

13.	Percent of Class Represented by Amount in Row (11) 35.3%

14.	Type of Reporting Person (See Instructions) IN

ITEM 1. SECURITY AND ISSUER.

              This Statement relates to the common stock, $.001 par value (the “Common Stock”) of Great Spirits Inc., a Colorado corporation (the “Company”). The address of the principal executive offices of the Company is 3230 Fall Creek Highway, Suite 206, Granbury, Texas 76049.

ITEM 2. IDENTITY AND BACKGROUND.

(a)	This statement is being filed by Thomas Willis (the “Reporting Person”).

(b)	The business office of the Reporting Person is 3107 Fall Creek Highway, Granbury, Texas 76049.

(c)
The principal occupation of the Reporting Person is the Chief Executive Officer, President and Chairman of the Board of Hallmark Human Resources, Inc. (“Hallmark”) and Chief Executive Officer, Chief Financial Officer and Chairman of the Board of the Company.

(d)	During the last five (5) years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
During the last five (5) years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	The Reporting Person is a citizen of the United States of America.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The shares of Common Stock beneficially owned by the Reporting Person were acquired pursuant to that certain Share Exchange and Reorganization Agreement (the “Exchange Agreement”) dated as of June 14, 2010 between the Company, Hallmark and the beneficial holders thereof (the “Hallmark Shareholders”). Pursuant to the Exchange Agreement, which closed on August 6, 2010, the Hallmark Shareholders were issued an aggregate of 5,187,944 shares of Common Stock in exchange for all the outstanding common stock of Hallmark, of which 2,760,550 shares of Common Stock of the Company were issued to the Reporting Person as a Hallmark Shareholder. As a result of the consummation of the Exchange Agreement, (i) Hallmark became a wholly owned subsidiary of the Company and the business of Hallmark became the sole business of the Company, and (ii) the Reporting Person became a member of the board of directors of the Company and was appointed Chief Executive Officer, Chief Financial Officer and Chairman of the Board. All other directors of Hallmark who are not currently directors of the Company shall become directors of the Company effective upon the tenth day after the filing of Schedule 14-F1 with the Securities and Exchange Commission and its mailing and dissemination to the Company’s shareholders.

ITEM 4. PURPOSE OF TRANSACTION.

The information set forth in Item 3 is incorporated by reference herein.

Except as set forth herein, the Reporting Person does not have any present plan or proposal as a stockholder which relates to, or would result in any action with respect to, the matters listed in  paragraphs (a) through (j) of Item 4 of Schedule 13D.

The Reporting Person reserves the right from time to time to acquire or dispose of shares of the Common Stock, or to formulate other purposes, plans or proposals regarding the Company or securities of the Company held by such Reporting Person to the extent deemed advisable in light of general investment policies, market conditions and other factors.

ITEM 5. INTEREST IN SECURITIES OF THE COMPANY.

(a)           As of the date hereof, the Reporting Person beneficially owns 2,760,550 shares of Common Stock of the Company, which represents 35.3% of the outstanding shares of Common Stock of the Company. The percentage is calculated based upon 7,820,820 shares of Common Stock outstanding as of August 6, 2010 immediately after giving effect to the closing of the Exchange Agreement, as reported in the Company’s Current Report on Form 8-K dated August 9, 2010.

(b)           As of the date hereof, the Reporting Person has the sole power to vote and dispose of 2,760,550 shares of Common Stock.

(c)           The Reporting Person has not effected any transactions in any shares of Common Stock of the Company during the past 60 days.

(d)           No person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by the Reporting Person.

(e)           Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE COMPANY.

To the best knowledge of the Reporting Person, there is no contract, arrangement, understanding or relationship (legal or otherwise) between the Reporting Person and any other person with respect to any securities of the Company, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies, or a pledge or contingency, the occurrence of which would give another person voting power over the securities of the Company.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Share Exchange and Reorganization Agreement dated as of June 14, 2010 between the Company, Hallmark and the beneficial holders of Hallmark incorporated by reference as Exhibit 10.1 to the Current Report on Form 8-K filed June 15, 2010.

SIGNATURE

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of: August 18, 2010

                                                     /s/ THOMAS WILLIS
=                                                    THOMAS WILLIS